December 26, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Argonaut Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 000-14950

VIA EDGAR

Dear Mr. Rosenberg:

We are in receipt of your letter dated July 26, 2006 in which you provided staff comments on Argonaut Group, Inc.’s 2005 Form 10-K. Our response was filed via Edgar on August 25, 2006. Subsequent to filing our response, we have held several telephone conversations with Dana Hartz of the Commission staff, who requested additional clarification of the revised disclosure. This letter responds to the Staff’s original comments, as well as the request for the additional disclosure.

We have reproduced these comments below for your convenience. In accordance with your request, we have provided our response in disclosure format, attached as Appendix A to this letter.   At the end of each paragraph of the disclosure in which a change has been made in response to one or more of the staff's comments, we have included a bracketed reference to the number of the staff comment that is addressed in such paragraph.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Reserves for Losses and Loss Adjustment Expenses

1a.

Please disclose the amount of the reserves for loss and loss adjustment expenses for each year presented. In addition, please provide the amount of gross IBNR separate from the case reserve for each line of business.

Response: Please see the paragraphs in Appendix A keyed as [1.a], as applicable.

1b.	Please describe the methods you used to determine your reserve for loss and loss adjustment expenses . Please ensure this description:

1.	Explains how the methods you use for your short-tail business differ from the methods you sue for your long-tail business.
2.	Identifies the unique development characteristics of each material short-tail and long-tail line of business
3.	Describes the method you used to calculate the IBNR reserve for each material line of business. For example, we understand that some of the companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but their may be other methods as well.

4.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

Response: Please see the paragraphs in Appendix A keyed as [1.b.1], [1.b.2], [1.b.3] and [1.b.4], as applicable.

1c.

If management has added an incremental provision to the reserve for loss and loss adjustment expenses determine by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

Response: As of December 31, 2005, management’s best estimate of reserves for loss and loss adjustment expense was within 0.5% of the reserves as determined by our actuaries. Management does not consider this difference to be an incremental provision to reserves for loss and loss adjustment expenses.

1d.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1.

For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.

Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response: Please see the paragraphs in Appendix A keyed as [1.d.1] and [1.d.2], as applicable.

1e.

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response: Please see the paragraphs in Appendix A keyed as [1.e], as applicable.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact me at (210) 321-8450.

Sincerely,

/s/ Mark W. Haushill

Mark W. Haushill

Senior Vice President and Chief Financial Officer

APPENDIX A

Critical Accounting Estimates

Reserves for Losses and Loss Adjustment Expenses. The Company establishes reserves for the estimated total unpaid costs of losses including loss adjustment expenses (LAE), for losses that occurred in 2005 and prior. Unless otherwise specified below, the term “loss reserves” shall encompass reserves for both losses and LAE. Loss reserves reflect management’s best estimate of the total cost of i) claims that have been incurred, but not yet paid, and ii) claims that have been “incurred but not yet reported” (IBNR). Loss reserves established by the Company are not an exact calculation of the Company’s liability. Rather, loss reserves represent management’s best estimate of its liability based on application of actuarial techniques and other projection methodology and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss reserves is complex and necessarily imprecise, as it involves using judgment that is impacted by many variables such as past loss experience, current claim trends and the prevailing social, economic and legal environments. The impact of both internal and external variables on ultimate loss and LAE costs is difficult to estimate. The Company writes several different product lines across many different geographic regions with exposure impacted by both the risk characteristics of the physical locations such as wind perils, as well as risks associated with varying social, judicial and legislative characteristics of the states in which the Company does business. In determining loss reserves, the Company gives careful consideration to all available data and actuarial analyses and this process involves significant judgment.

The relevant factors and methodologies used to estimate loss reserves vary significantly by product line due to differences in loss exposure and claim complexity. Much of the Company’s business is written on an occurrence basis, meaning that there may be a significant time lag between the event which gives rise to a claim and the date on which the claim is reported to the Company, which can also result in additional time being required to resolve the claim. During these time lags, which can span over several years for complex claims, new facts and information specific to the claim become known to the Company, and general econometric and societal trends continue to change, requiring the Company to refine its loss reserve estimates on a regular basis. The Company applies a strict regimen to assure that review of these facts and trends occurs on a timely basis so that this information can be factored into its estimate of future liabilities. However, due to the number and potential magnitude of these variables, actual paid losses in future periods may differ materially from the Company’s estimates as reflected in current reserves. These differences can be favorable or unfavorable. More precise estimation of loss reserves is also hindered by the effects of growth in a line of business and uncertainty as to how new business performs over time. In addition to reserving for known claim events, the Company also establishes loss reserves for IBNR. Loss reserves for IBNR are set using the Company’s actuarial estimates for events that have occurred as of the balance sheet date but have yet to be reported to the Company. Estimation of IBNR loss reserves are subject to significant uncertainty.

The Company evaluates and sets its loss reserves by line of business. Following is a summary of gross loss reserves recorded by the Company by line of business as of December 31, 2005 and 2004. [1.a]

		2005			2004
(in millions)	Case	IBNR	Total	Case	IBNR	Total

General liability	$241.4	$ 533.2	$ 774.6	$ 212.9	$433.6	$ 646.5
Workers' compensation	412.2	317.5	729.7	447.6	281.3	728.9
Commercial multiple peril	103.8	114.6	218.4	64.6	70.9	135.5
Commercial auto liability	28.4	46.2	74.6	18.1	25.8	43.9
Medical malpractice	2.4	16.1	18.5	4.1	13.9	18.0
Special property	24.6	14.9	39.5	9.0	6.1	15.1
All other lines	2.7	17.4	20.1	4.2	15.4	19.6
Total All Lines	$815.5	$1,059.9	$1,875.4	$ 760.5	$847.0	$1,607.5

Loss Reserve Estimation Methods

The process for estimating the Company’s loss reserves begins with the collection and analysis of claim data. The data collected for actuarial analyses includes reported claims sorted by the year the loss occurred, paid losses, also sorted by year of loss occurrence, and case reserve estimates. The data sets are sorted into homogeneous groupings, exhibiting similar loss and exposure characteristics. The Company primarily uses internal data in the analysis but also considers industry data in developing factors and estimates. The Company analyzes loss reserves on a quarterly and annual basis. The Company also employs independent actuaries to supplement internal analyses, which are considered in deriving management’s best estimate of loss reserves. [1.b.4]

The Company has a run-off segment of general liability loss reserves for asbestos, environmental, and other latent exposures. These latent exposures are typically characterized by extended periods of time between the date the Company first became exposed to a loss, the date on which a claim was reported, and the date on which the claim is resolved. Due to these delays, together with intervening changes in laws and judicial precedent, and lack of appropriate data to estimate loss reserves associated with these exposures, the Company utilizes certain additional methods to estimate these loss reserves which are not generally applied when estimating loss reserves for ongoing lines of business. The Company analyzes its run-off loss reserves on a quarterly and annual basis. The Company also employs independent actuaries to supplement internal analyses, which are considered in deriving management’s best estimate of run-off loss reserves. [1.b.4]

The Company utilizes a variety of actuarial techniques and methods to determine loss reserves for all lines of business. Each such method has its own set of assumptions and outputs, and each has strengths and weaknesses in different areas. No single estimation method is superior to another method in all situations. Because the Company writes business in multiple product lines in various locations, the methods and assumptions used to project loss reserves will vary by line of business. The Company utilizes what it believes to be the best and most appropriate set of actuarial methods and assumptions for each product line grouping. The estimation methods utilized reflect those methods that the Company believes will produce the most accurate and reliable indication of ultimate claim liabilities at the balance sheet date for the claim liabilities being evaluated. While the loss projection methods may vary by product line, the general approach for calculating IBNR remains the same: ultimate losses and LAE are forecasted first, and that amount is reduced by the amount of cumulative paid claims and by case reserves. [1.b.3]

When the Company initially establishes IBNR reserves at the beginning of an accident year for each line of business, it uses the expected loss ratio method.  This method is initially based upon our annual analyses of historical loss ratios but may be adjusted based on pricing input from the underwriters, anticipated loss ratio trend, changes in reinsurance structure, and any other factors that may impact loss ratio expectations.  At the end of each quarter, the Company will review the loss ratio selections, but will generally not deviate from the loss ratio method until the end of the accident year, at which time the Company will begin to assign weight to the paid and incurred Bornhuetter-Ferguson (BF) methods depending on the line of business being evaluated. The BF methods compute IBNR through a blend of the expected loss ratio method and traditional loss development methods.  The output of the BF methods computes IBNR for an accident year as the product of expected losses (earned premium multiplied by an expected loss ratio) plus an expected percentage of unreported losses.  The expected percentage of unreported losses is derived from age-to-ultimate loss development factors that result from our analyses of loss development triangles. Finally, once losses mature to the point at which the loss experience is more credible, the Company assigns most weight to the paid and incurred loss development methods.  [1.b.3]

For short tailed lines of business such as property, loss experience is generally credible 18 to 36 months after the beginning of the accident year.  The expected loss ratio method is initially selected and applied to earned premium at the beginning of an accident year. As property losses occur and are reported, and when claims adjusters have sufficient time and information to make specific claims estimates, the BF methods are utilized to supplement the expected loss ratio method.  Property losses are generally reported within a short time from the date of loss, and in most instances property claims are settled and paid within a relatively short period of time.  Therefore, approximately six months after the accident year has expired, paid and incurred loss ratio methods are given greater weight in the Company’s analyses.  In the event there are large claims incurred, the Company will analyze large loss information separately to ensure that the loss reserving methods appropriately recognize the magnitude of these losses in the evaluation of ultimate losses. [1.b.1]

For the general liability and automobile liability long tail lines, the starting point for determining ultimate losses is initially the expected loss ratio method, just as it is for short tailed lines.  Because the time lag for reporting claims is greater in liability lines of business, facts and information are frequently not complete at the time case reserves are established, and because protracted litigation is sometimes involved creating additional uncertainty in final settlement amounts, case reserves alone are an insufficient measure of the ultimate loss costs.  Therefore, an additional case development reserve estimate is established, usually as a percentage of the case reserve.  In general, case reserve factors are selected by retrospective analyses of the overall adequacy of historical case reserves.  Case reserve factors are reviewed and revised periodically.  Due to the variability in the timing of receipt and completeness of case reserve data, the Company generally waits approximately 60 to 72 months after the beginning of an accident year to assign greater credibility to the paid and incurred reserve evaluation methods.  Until that time, case reserve factors are partially based on ultimate loss ratio assumptions through the application of the BF methods. [1.b.1]

Workers’ compensation is a long tailed line of business and also requires a minimum of 60 to 72 months after the beginning of an accident year until the data is deemed fully credible for paid and incurred reserve evaluation methods.  Until that time, an expected loss ratio method is utilized for the initial 12 to 18 months of an accident year, followed by paid and incurred BF loss development methodologies.  Frequency and severity statistics are also tracked for workers’ compensation and used to supplement the other actuarial techniques.  Loss development for workers’ compensation spans many years.  However, a significant portion of the outstanding reserves correspond to scheduled annuity payments and are not subject to extreme volatility.  The portion of reserves that is not scheduled or annuitized is subject to potentially large variations in ultimate loss cost due to the uncertainty of medical cost inflation.  Sources of medical cost inflation include increased utilization, new and more expensive medical testing procedures, and increased utilization and cost of prescription drugs. [1.b.1]

For the Company’s runoff segment long tail loss reserves, there is significant uncertainty involved in estimating reserves for asbestos, environmental, and other latent injury claims.  The Company utilizes a report year method which estimates loss reserves based on the pattern and magnitude of reported claims, and a survival ratio method which compares the Company’s level of loss reserves and loss payments to that of the industry for similar exposures.  A ground-up analysis is also done which relies on studies of individual policy terms and conditions.  The combination of the methods produces a range of outcomes from which management evaluates and selects its best estimate given the available facts at the balance sheet date.  The Company applies greatest weight to the report year method and the ground-up analyses because those methodologies best capture the unique claim reporting and claim severity characteristics of the underlying exposures and loss development potential. [1.b.1]

Each business segment is analyzed individually, with development characteristics for each short tail and long tail line of business identified and applied accordingly. In comparing loss reserve methods and assumptions utilized at December 31, 2005 as compared with methods and assumptions utilized at December 31, 2004, management has not changed or adjusted methodologies or assumptions in any significant manner. [1.b.1] and [1.d.1]

In conducting its actuarial analyses, the Company generally assumes that past patterns demonstrated in the data will repeat themselves, and that the data provides a basis for estimating future loss reserves. In the event that the Company becomes aware of a material change that may render past experience inappropriate for the purpose of estimating current loss reserves, the Company will attempt to quantify the effect of the change and utilize informed management judgment to adjust loss reserve forecasts appropriately. There were no significant assumptions made at December 31, 2005 in estimating loss reserves that were premised on future emergence that were inconsistent with historical patterns or experience. [1.d.2]

Uncertainties in Loss Reserve Estimation

The major causes of uncertainty will vary for each product line reviewed. For short tailed property lines of business, the Company is exposed to catastrophe losses, both natural and manmade. Due to the nature of certain catastrophic loss events, such as hurricanes, earthquakes, or terrorist attacks, the Company’s normal claims resolution processes may be impaired due to factors such as difficulty in accessing impacted areas and other physical, legal, and regulatory impediments. These factors can make establishment of accurate loss reserve estimates difficult and render such estimates subject to greater uncertainty. Additionally, if the catastrophe occurs near the end of a financial reporting period, there are additional uncertainties in loss reserve estimates due to the lack of sufficient time to conduct a thorough analysis. Long tailed casualty lines of business also present challenges in establishing appropriate loss reserves, particularly in the event of changes in the legal environment over time which may broaden the Company’s liability or scope of policy coverage and increase the magnitude of claim payments. The possibility of future adverse changes in the legal environment heightens the uncertainty inherent in estimating the ultimate claim costs on the basis of past claims costs, further complicating the already complex loss reserving process.

In all lines, final claim payments may differ from the established loss reserve, particularly when resolution of a claim takes several years. Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves and could have a material adverse effect on the Company’s future financial condition, results of operations and cash flows. Any adjustments to loss reserves are reflected in the results for the year during which the adjustments are made.

In addition to the previously described general uncertainties encountered in estimating loss reserves, there are significant additional uncertainties in estimating the amount of the Company’s potential losses from asbestos and environmental claims. Loss reserves for asbestos and environmental claims cannot be estimated with traditional loss reserving techniques that rely on historical accident year development factors due to the uncertainties surrounding these types of claims. Among the uncertainties impacting the estimation of such losses are: (1) potentially long waiting periods between exposure and emergence of any bodily injury or property damage; (2) difficulty in identifying sources of environmental or asbestos contamination; (3) difficulty in properly allocating responsibility and/or liability for environmental or asbestos damage; (4) changes in underlying laws and judicial interpretation of those laws; (5) potential for an environmental or asbestos claim to involve many insurance providers over many policy periods; (6) long reporting delays from insureds to insurance companies; (7) historical data concerning asbestos and environmental losses, which is more limited than historical information on other types of claims; (8) questions concerning interpretation and application of insurance coverage; and (9) uncertainty regarding the number and identity of insureds with potential asbestos or environmental exposure. Case reserves and expense reserves for costs of related litigation have been established where sufficient information has been developed. Additionally, IBNR has been established to cover additional exposure on known and unknown claims.

The Company underwrites environmental and pollution coverages on a limited number of policies and underground storage tanks. The Company establishes loss reserves to the extent that, in the judgment of management, the facts and prevailing law reflect an exposure for the Company.

Through its subsidiary, Rockwood, the Company has exposure to claims for black lung disease. Those diagnosed with black lung disease are eligible to receive workers’ compensation benefits from various federal and state programs. These programs are continually being reviewed by the governing bodies and may be revised without notice in such a way as to increase the level of the Company’s exposure. Rockwood also has exposure to claims from lead paint on general liability policies written for certain public housing authorities from the mid 1980’s to the mid 1990’s.  Management has recorded its best estimate of approximately $19.0 million of loss reserves related to these exposures based on the trends and facts currently known.

Risk Factors by Line of Business in Loss Reserve Estimation

The following section details reserving considerations and loss and LAE risk factors for the product lines representing most of our loss reserves. Each risk factor presented will have a different impact on required loss reserves. Also, risk factors can have offsetting or compounding effects on required loss reserves. For example, introduction and approval of a more expensive medical procedure may result in higher estimates for medical inflation costs. But in the workers' compensation context, the availability of that same medical procedure may enable workers to return to work more quickly, thereby lowering estimates for indemnity costs for that line of business. As a result, it usually is not possible to identify and measure the impact that a change in one discrete risk factor may have or construct a meaningful sensitivity expectation around it. The Company does not make explicit estimates of the impact on loss reserve estimates for the assumptions related to the risk factors described below.

Loss adjustment expenses used in connection with the Company’s loss reserves are comprised of both allocated and unallocated expenses. Allocated loss adjustment expenses relate to specific claim files. The Company typically combines allocated loss adjustment expenses with losses for purposes of projecting ultimate liabilities, since most estimation methods contemplate inclusion of both. For some types of claims, such as asbestos and environmental claims, allocated loss adjustment expenses consisting primarily of legal costs may be significant, sometimes exceeding the liability of the Company to indemnify claimants for losses. Unallocated loss adjustment expenses are those which are not associated with the handling of any specific claim, and relate to the general administration and handling of claims in the ordinary course of business. Unallocated loss adjustment expenses are calculated as a percentage of unpaid losses for each line of business and are typically less volatile than estimates for losses or allocated loss adjustment expenses.

GENERAL LIABILITY

General liability is considered a long tail line, as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. The speed at which claims are received and then resolved is a function of the specific coverage provided, the jurisdiction in which the claim is located, and specific policy provisions. There are numerous components underlying the general liability product line. Some of these have relatively moderate payout patterns with most of the claims for a given accident year closed within 5 to 7 years, while others are characterized by extreme time lags for both reporting and payment of claims. In addition, this line includes asbestos and environmental claims, which are reviewed separately because of the unique character of these exposures. Allocated loss adjustment expenses in this line consist primarily of legal costs, and may exceed the total amount of the indemnity loss on some claims.

Major factors contributing to uncertainty in loss reserve estimates for general liability include reporting lags (i.e. the length of time between the event triggering coverage and the actual reporting of the claim), the number of parties involved in the underlying tort action, events triggering coverage that are spread over multiple time periods, the inability to know in advance what actual indemnity costs associated with an individual claim will be, the potential for disputes over whether claims were reasonably foreseeable and intended to be covered at the time the contracts were written, and the potential for mass tort claims and class actions. Generally, claims with a longer reporting lag time are characterized by greater inherent risk of uncertainty.

Examples of loss and LAE risk factors associated with general liability claims that can change over time and result in adjustments to loss reserves include, but are not limited to, the following:

1.	Claims risk factors

Changes in claim handling procedures

Changes in policy provisions or court interpretation of such provisions

New theories of liability

Trends in jury awards

Changes in the propensity to sue, in general and with specificity to particular issues

Changes in statutes of limitations

Changes in the underlying court system

Distortions from losses resulting from large single accounts or single issues

Changes in tort law

Shifts in law suit mix between federal and state courts

Changes in claim office structure (causing distortions in the data)

Changes in settlement patterns

2.	Book of Business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements)

Changes in underwriting standards

Product mix (e.g., size of account, industries insured, jurisdiction mix)

Growth due to acquisitions

Development characteristics of general liability lines	[1.b.2]

The Company uses several loss reserving methods to capture development characteristics within this line of business. Paid and incurred loss development, paid and incurred Bornhuetter-Ferguson methods, and a loss frequency/severity method are utilized in deriving management’s best estimate of loss reserves. In addition to these approaches, which are used across all general liability categories of business, the Company considers additional analytic measures in deriving its loss reserve estimates that consider the Claims and Book of Business risk factors noted above.

Many of the Company’s general liability claims require extended time periods to resolve due to delays in reporting, complex coverage issues, and difficulties in assessing claim values and ultimate loss payouts. Some lines require specialized claim handling, such as industrial casualty, general casualty and professional liability exposures and require additional time to resolve. Actuarial methods used to forecast ultimate liabilities in these and other general liability lines are adjusted to take into consideration the uncertainties related to handling claims expected to remain open for an extended period of time.

For asbestos and environmental claims, the Company supplements its traditional loss forecasting methods with additional approaches that attempt to capture the risk characteristics of these insureds and the claimants involved.

WORKERS' COMPENSATION

Workers' compensation is generally considered a long-tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. Certain payments, such as initial medical treatment or temporary wage replacement for the injured worker, are generally disbursed quickly. Other payments are made over the course of several years, such as awards for permanent partial injuries. Some payments continue to take place throughout the injured worker's life, such as permanent disability benefits and on-going medical care. Although long tail in nature, claims generally are not subject to long reporting lags, settlements are generally not complex, and most of the liability exposure is characterized by high frequency and moderate severity. The largest reserve risks are generally associated with low frequency, high severity claims that require lifetime coverage for medical expense arising from a worker's injury.

Examples of loss and LAE risk factors that can change over time and cause workers' compensation loss reserves to fluctuate include, but are not limited to, the following:

1a.	Indemnity claims risk factors

Time required to recover from the injury

Degree of available transitional jobs

Degree of legal involvement

Changes in the interpretations and processes of the workers' compensation commissions' oversight of claims

Future wage inflation for states that index benefits

Changes in the administrative policies of second injury funds

1b.	Medical claims risk factors

Changes in the cost of medical treatments (including prescription drugs) and underlying fee schedules

Frequency of visits to health providers

Number of medical procedures given during visits to health providers

Types of health providers used

Type of medical treatments received

Use of preferred provider networks and other medical cost containment practices

Availability of new medical processes and equipment

Changes in the use of pharmaceutical drugs

Degree of patient responsiveness to treatment

2.	Book of Business risk factors

Injury type mix

Changes in underwriting standards

Changing product mix based on insured demand

Management of exited products risk

Development characteristics of workers’ compensation lines	[1.b.2]

The Company uses several loss reserving methods to capture development characteristics within this line of business. Paid and incurred loss development, paid and incurred Bornhuetter-Ferguson methods, and a loss frequency/severity method are utilized in deriving management’s best estimate of loss reserves. In addition to these approaches, which are used across all workers’ compensation categories of business, the Company considers additional analytic measures based upon the Claims and Book of Business workers’ compensation risk factors noted above in deriving its loss reserve estimate.

The Company has a significant portion of its historical workers’ compensation exposure and loss reserves in California, although the Company has largely discontinued writing new workers’ compensation exposure in that state. Loss development methods utilize paid and incurred development patterns specific to California to project ultimate losses. Likewise, non-California exposures use a different set of factors to develop estimates of projected ultimate losses. Within a particular geographic region, the Company separates exposures into one of two product classes: one for policies requiring that insureds share in the risk of loss through large deductibles or through premiums which fluctuate based on actual loss experience, and one for policies issued on a guaranteed cost basis. Each class exhibits different loss development characteristics, and the actuarial methods employed to estimate ultimate losses contemplate these variances.

COMMERCIAL MULTIPLE PERIL

Commercial multiple peril lines insure a combination of property and liability exposures, and therefore include both short and long tail coverages. Property coverage claims are generally resolved in a short period of time, while liability coverages claims generally require longer to resolve. These lines include package polices issued to a limited number of well defined industry sectors, including grocery stores, restaurants, dry cleaners and religious institutions. The risk of fluctuation in loss reserves for this line is predominately associated with liability coverage, with risk factors similar to other general liability lines described above.

Development characteristics of commercial multiple peril lines	[1.b.2]

Because commercial multiple peril lines involve both short tail and long tail coverages, the Company gives weight to different methodologies in deriving management’s best estimate of loss reserves based on the coverage being evaluated. Paid and incurred loss development methods are used to forecast property losses. For liability losses, due to the Claims and Book of Business risk factors described in the General Liability section above, the Company uses several loss reserving methods to capture the development characteristics associated with these lines of business. Paid and incurred loss development, paid and incurred Bornhuetter-Ferguson methods, and a loss frequency/severity method are utilized in deriving management’s best estimate of loss reserves. In addition to these approaches, which are used across all commercial multiple peril categories of business, the Company also considers additional analytic measures in deriving its loss reserve estimate for certain product lines with differing characteristics.

Liability claims arising from the Company’s commercial multiple peril exposures are typically not as severe as those arising from other general liability classes of business written by the Company. As a result, the Company captures paid and incurred loss statistics specific to the various industries being targeted.

COMMERCIAL AUTOMOBILE LIABILITY

The commercial automobile liability product line is a long tail coverage, mainly due to exposures arising out of bodily injury claims. Losses in this line associated with bodily injury claims generally are more difficult to accurately estimate, more complex, and take longer to resolve. Claim reporting lags also can be lengthy. Examples of loss and LAE risk factors that can change over time and result in adjustments to commercial automobile liability loss reserves include, but are not limited to, the following:

1.	Claims risk factors

Trends in jury awards

Changes in the underlying court system

Changes in case law

Litigation trends

Frequency of claims with payment capped by policy limits

Change in average severity of accidents, or proportion of severe accidents

Subrogation opportunities

Changes in claim handling procedures

Frequency of visits to health providers

Number of medical procedures given during visits to health providers

Types of health providers used

Types of medical treatments received

Changes in cost of medical treatments

Degree of patient responsiveness to treatment

2.	Book of Business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)

Changes in mix of insured vehicles

Changes in underwriting standards

Development characteristics of the commercial automobile liability line [1.b.2]

The Company uses several loss reserving methods to capture the development characteristics of this line of business. Paid and incurred loss development, paid and incurred Bornhuetter-Ferguson methods, and a loss frequency/severity method are utilized in deriving management’s best estimate of loss reserves. In addition to these approaches, which are used across all commercial automobile liability categories of business, the Company considers additional analytic measures based upon the Claims and Book of Business risk factors noted above in deriving its loss reserve estimate.

A significant portion of the Company’s commercial automobile liability is related to automobiles that are stationary for significant periods of time, such as automobile sales lots. In addition, the Company insures commercial automobiles that travel within a very short radius of the primary insured location, such as shuttle buses. Based on the Company’s targeted markets and their specific loss characteristics, the Company seeks to utilize methods and analytics that reflect the particular exposure to loss for these markets.

Impact of changes in key assumptions on reserve volatility

The Company estimates reserves using a variety of methods, assumptions and data elements. The reserve estimation process includes explicit assumptions about a number of factors in the internal and external environment. Across most lines of business, the most important assumptions are future loss development factors applied to paid or reported losses to date. For most lines, the reported loss development factor is most important. In workers’ compensation, paid loss development factors are also important. The trend in loss costs is also a key assumption, particularly in the most recent accident years, where loss development factors are less credible.

The following discussion includes disclosure of possible variations from current estimates of loss reserves due to a change in certain key assumptions. Each of the impacts described below is estimated individually, without consideration for any correlation among other key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts described below and add them together in an attempt to estimate volatility for the Company’s reserves in total. The estimated variations in reserves due to changes in key assumptions discussed below are a reasonable estimate of possible variations that may occur in the future, likely over a period of several calendar years. It is important to note that the variations discussed herein are not meant to be a worst or best case scenario, and therefore, it is possible that future variations may be more than amounts discussed below.

Recorded reserves for Property are $39.5 million. Property reserves are for a short tailed line of business and are therefore less volatile than longer tailed lines of business. An expected loss ratio is determined for current business, and the Company is able to determine within 18 to 36 months after the beginning of an accident year whether or not the loss frequency and severity assumptions underlying the expected loss ratio were appropriate.  The Company is able to respond more quickly to trends in loss frequency and severity for the Property line of business, and adjust loss reserves accordingly.  Because ultimate Property loss values are more easily quantified within 18 to 36 months after the beginning of an accident year, the range of possible loss outcomes is narrower than the range for casualty lines, and the Company is less susceptible to reserve volatility resulting from changes in key assumptions.

Recorded reserves for general liability are $774.6 million, with approximately one-third of that amount related to run-off asbestos, environmental, and other latent exposures. For general liability losses relating to ongoing operations, reported loss development patterns are a key assumption for this line of business, particularly for more mature accident years. Historically, assumptions on reported loss development patterns have been impacted by, among other things, emergence of new types of claims (e.g. construction defect claims) or a shift in the mixture between smaller, more routine claims and larger, more complex claims. The Company has reviewed the historical variation in reported loss development patterns for general liability losses deriving from continuing operations. If the reported loss development patterns change by 10%, a change that we have experienced in the past and which management considers possible, the estimated net reserve could change by $40 million, in either direction.

Similar to general liability, commercial multiple peril reserves are affected by reported loss development pattern assumptions.  Recorded net reserves for commercial multiple peril business, were $218.4 million as of December 31, 2005. If the development patterns underlying the Company’s net reserves for this line of business changes by 10 points, the estimated net reserve could change by $15 million, in either direction.

Recorded reserves for workers’ compensation are $729.7 million. The two most important assumptions for workers’ compensation reserves are loss development factors and loss cost trends, particularly medical cost inflation. Loss development patterns are dependent on medical cost inflation. Approximately half of the workers’ compensation net reserves are related to future medical costs. A review of National Council on Compensation Insurance data suggests that the annual growth in industry medical claim costs has varied from -2% to +12% since 1991. Across the entire reserve base, a 1 point change in calendar year medical inflation could change the estimated net reserve by $40 million, in either direction.

Recorded reserves for auto liability are $74.6 million across all lines, almost entirely Commercial Lines. Commercial auto liability reserves are shorter-tailed than other lines of business (such as workers’ compensation) and, therefore, less volatile. However, the size of the reserve base means that future changes in estimate could be material to the Company’s results of operations in any given period. A key assumption for Commercial Lines auto liability is the annual loss cost trend, particularly the severity trend component of loss costs. A review of Insurance Services Office data suggests that annual growth in industry severity since 1999 has varied from +1% to +6%. A 3 point change in assumed annual severity is within the range of historical experience for the industry and for the Company, and which management considers possible. A 3 point change in assumed annual severity could change the estimated net reserve by $10 million, in either direction.

With respect to asbestos and environmental general liability losses, the Company wrote several different categories of insurance contracts that may cover asbestos and environmental claims. First, the Company wrote primary policies providing the first layer of coverage in an insured’s liability program. Second, the Company wrote excess policies providing higher layers of coverage for losses that exhaust the limits of underlying coverage. Third, the Company acted as a reinsurer assuming a portion of those risks assumed from other insurers writing primary, excess and reinsurance coverages. Fourth, subsidiaries of the Company participated in the London Market, writing both direct insurance and assumed reinsurance business. With regard to both environmental and particularly asbestos claims, significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related expenses. Traditional actuarial reserving techniques cannot reasonably estimate the ultimate cost of these claims, particularly during periods where theories of law are in flux. The degree of variability of reserve estimates for these exposures is significantly greater than for other more traditional exposures. In particular, the Company believes there is a high degree of uncertainty inherent in the estimation of asbestos loss reserves.

In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate loss development patterns, plaintiffs’ expanding theories of liability, the risks inherent in major litigation, and inconsistent emerging legal doctrines. Furthermore, over time, insurers, including the Company, have experienced significant changes in the rate at which asbestos claims are brought, the claims experience of particular insureds, and the value of claims, making predictions of future exposure from past experience uncertain. For example, in the past few years, insurers in general, including the Company, have experienced an increase in the number of asbestos-related claims due to, among other things, plaintiffs’ increased focus on new and previously peripheral defendants and an increase in the number of insureds seeking bankruptcy protection as a result of asbestos-related liabilities. Plaintiffs and insureds have sought to use bankruptcy proceedings, including “pre-packaged” bankruptcies, to accelerate and increase loss payments by insurers. In addition, some policyholders have asserted new classes of claims for coverages to which an aggregate limit of liability may not apply. Further uncertainties include insolvencies of other carriers and unanticipated developments pertaining to the Company’s ability to recover reinsurance for asbestos and environmental claims. Management believes these issues are not likely to be resolved in the near future. In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include expanding theories of liability and damages, the risks inherent in major litigation, inconsistent decisions concerning the existence and scope of coverage for environmental claims, and uncertainty as to the monetary amount being sought by the claimant from the insured.

It is also not possible to predict changes in the legal and legislative environment and their effect on the future development of asbestos and environmental claims. It is unknown whether potential Federal asbestos-related legislation will be enacted or what its effect would be on the Company’s aggregate asbestos liabilities.

The reporting pattern for assumed reinsurance claims, including those related to asbestos and environmental claims is much longer than for direct claims. In many instances, it takes months or years to determine that the policyholder’s own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting reinsurance claims and exposures adds to the uncertainty of estimating the related reserves.

Given the factors and emerging trends described above, the Company believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are more difficult with regard to estimating reserves for its asbestos and environmental exposures. For this reason, the Company relies on exposure-based analysis to estimate the ultimate costs of these claims and regularly evaluates new information in assessing its potential asbestos and environmental exposures.

A number of factors affect the variability of estimates for asbestos and environmental reserves including assumptions with respect to the frequency of claims, the average severity of those claims settled with payment, the dismissal rate of claims with no payment and the expense to indemnity ratio. The uncertainty with respect to the underlying reserve assumptions for asbestos and environmental adds a greater degree of variability to these reserve estimates than reserve estimates for more traditional exposures. While this variability is reflected in part in the size of the range of reserves developed by the Company, that range may still not be indicative of the potential variance between the ultimate outcome and the recorded reserves. The process of estimating asbestos and environmental reserves, which are detailed in Note 12 of Notes to Consolidated Financial Statements, remain subject to a wide variety of uncertainties. Due to these uncertainties, further developments could cause the Company to change its estimates and ranges of its asbestos and environmental reserves, and the effect of these changes could be material to the Company’s consolidated operating results, financial condition and liquidity.

Loss Reserve Estimation Variability

After reviewing the output from various loss reserving methodologies, the Company selects a point estimate of reserves that represents management’s best estimate.  Management believes that the aggregate loss reserves at December 31, 2005 were adequate to cover claims for losses that have occurred, including both known claims and claims yet to be reported. As of December 31, 2005, the Company recorded gross loss reserves of $1,875.4 million, and loss reserves net of reinsurance of $1,394.8 million. Although a point estimate of reserves is selected for inclusion in the Company’s financial reports, it is unlikely that the final amount paid will equal that point estimate. In order to provide an indication of the variability in loss reserve estimates, the Company develops reserve ranges by applying varying favorable and unfavorable assumptions to loss reserving methods used to derive point estimates.

The Company estimates its range of reserves, net of reinsurance, at $1,271.4 million to $1,575.8 million. In determining this range, loss reserve analyses were performed for each of its major operating segments, comprising both ongoing operations and runoff businesses.  As discussed in the Loss Reserve Estimation Methods section, various methodologies and assumptions were utilized.  The high and low end estimates are developed by making reasonable changes to specific assumptions and weightings of loss reserve methodologies used to estimate IBNR. High and low end loss outcomes developed for each major business segment are summed together to derive the range.  Management believes the variations applied result in a range that represents a reasonably possible lowest to highest outcome.

This approach may result in a different range than might be derived from other approaches, since the Company does not attempt to estimate covariance effects which may occur because its lines of business and the events driving ultimate losses may not be correlated.  Nor does the Company’s estimated range recognize sources of unknown or unanticipated correlated events such as potential sources of liability not anticipated at the time coverage was afforded, such as asbestos.  These factors in combination with other events which may not be contemplated by management in developing its range may cause reserves to develop either more or less favorably than indicated by assumptions that management considers reasonable. This means that the range of reserve values does not represent the range of all possible favorable or unfavorable reserve outcomes, and actual ultimate paid losses may fall outside this range.  No one risk factor has been isolated for the purpose of performing a sensitivity or variability analysis on that particular risk factor. Rather, management estimates a range based upon the estimation methods involved.

In establishing its best estimate for reserves, management considers facts currently known and the present judicial and legislative environment. However, given the expansion of coverage and liability by the courts and the legislatures in the recent past and the possibility of similar interpretations in the future, particularly with regard to asbestos and environmental claims, additional loss reserves may develop in future periods. These potential increases cannot be reasonably estimated at the present time. Any increases could have an adverse impact on future operating results, liquidity, risk-based capital ratios and the ratings assigned to the insurance subsidiaries by the nationally recognized insurance rating agencies. However, approximately 95 percent of our loss reserves are for long tail exposures. Losses for these exposures are generally paid over several years subsequent to changes in loss reserve estimates. As a result, loss reserve changes for long tail lines do not generally impact liquidity in the period of the change. [1.e]